

WINSANTOR

# Developing The First Disease Modifying Drug to Regenerate Peripheral Nerves

winsantor.com San Diego, CA

Technology | B2B | Healthcare | Health & Fitness | Science & R&D

## Highlights

1. Drug regenerating peripheral nerves (humans) - combating direct cause of peripheral neuropathy

2. Repurposed medication w/ UNPARALLELED safety profile in FINAL phase (PH3) of clinical studies (DPN)

3 UNMET need affecting 100s of millions, ignored/neglected by industry, e.g., few, if any, competitors

4 VALIDATED science rewarded by innovation grants (>$40M) and licensing deal (>$200M + royalty)

5 Strong economic MOAT (the top KOLs, patents & other intellectual property, partners and strategy)

6 CEO's past companies were snatched by tech giants Qualcomm and Apple, tech now standards in industry

7 Industry ICONS lead our board, driving disruptive and transformative changes in healthcare

8 LAST crowdfunding investment opportunity before drug approval and IPO (~2-3 years)

# Our Team



## Stanley Kim Founder

Worked with some of the most iconic scientists. Last 2 companies were acquired by Qualcomm and Apple, technologies now standards in their industry.

> WinSanTor was not started as a typical company. Similar to the COVID story (infectious diseases), peripheral neuropathy was neglected by industry (and investors). The leading stakeholders gathered and funded the top researchers in DPN to find solutions. We were lucky. They just happened to discover a way to regenerate nerves, thus WST.



## Angela Hansen Vice President, Program Management and Regulatory

20+ years in drug development and clinical studies

**Andrew Albertson** Chief Financial Officer

12+ years of corporate finance and accounting experience



**Nigel Calcutt** Co-Founder

Prof. of Pathology- UC San Diego, Lead Preclinical Contractor- NIH NIDDK-RAID, One of the leading expert in diabetic peripheral neuropathy



**Paul Fernyhough** Co-Founder

Professor in Pharmacology & Therapeutics at University of Manitoba, 20+ years in diabetic neuropathy, One of the leading expert in diabetic peripheral neuropathy



**Lakshmi P. Kotra** Co-Founder

Director at Center for Molecular Design and Preformulations at UHN, Expertise in drug development



**Jonathan Scheff** Board

Pioneered quality affordable insurance model as CMO of Healthnet, acquired by UnitedHealthcare

**John Suh** Board

Built largest online legal technology/services company, LegalZoom, that disrupted the legal industry and how services were provided

**Greg Simon** Board

Founder of FasterCures, former President Biden Cancer Initiative and Executive Director White House Cancer Task Force (aka "Cancer Moonshot")

**Greg Simon** Board

Founder of FasterCures, former President Biden Cancer Initiative and Executive Director White House Cancer Task Force (aka "Cancer Moonshot")

# Pitch


WINSANTOR
DEVELOPING THE FIRST TREATMENT
TO REVERSE/PREVENT
PERIPHERAL NEUROPATHY:
A NEURODEGENERATIVE DISEASE
THAT AFFECTS OVER
300M PEOPLE GLOBALLY


OPPORTUNITY
NEURODEGENERATION OF THE OTHER NERVOUS SYSTEM
Peripheral Neuropathy 101 (PN)
Insufficient Current Standard of Care
WST-057: A Novel & Proprietary MOA
Massive Opportunity and Expansion Potentiality
SYMPTOMS
The damage or dysfunction of one or more peripheral nerves (nerves outside brain/spine (CNS)) typically results in numbness, tingling, muscle weakness and pain in the affected area
Debilitating neurodegenerative disease
Hyper Sensitivity
Tingling
Hot
Cold
Peripheral nerve endings
Normal skin

- Neuropathies frequently start in the hands and feet, but can affect other non-CNS regions
- PN goes largely untreated, leading to poor QoL, pain, limb amputations and widespread morbidity
- Higher depression and suicide rates – “hopeless”
- Pain affects only a subset (20%) of symptoms



Cramping
Fasciculation
Foot Ulcers
Amputations
Imbalance and
limited mobility
Soreness
Tightness
Fatigue
Numbness
Burning Pain



Neurodegeneration
Neuropathy

# OPPORTUNITY

## UNDERSTANDING THE DISEASE

**Peripheral Neuropathy 101** | Insufficient Current Standard of Care | WST-057: A Novel & Proprietary MOA | Massive Opportunity *and* Expansion Potentiality

- While peripheral neuropathies can be initiated by diverse events (diabetes, HIV, chemotherapy, etc.), it is believed that most display some degree of mitochondrial dysfunction
- Mitochondrial damage results in a chronic axonal energy deficit that is the proximate cause of the symptoms of neuropathy



Metabolic changes
Chemotherapy
Autoimmunity
HIV
Microvascular changes
Mitochondrial dysfunction
Inflammation
Structural and functional alterations of peripheral nerves
Peripheral Neuropathy

Sources: Bennett et al 2014

# OPPORTUNITY

## PREVALENCE = OPPORTUNITY



50-70% of diabetics
18M
1M
800,000
600,000
400,000
200,000
~40% of chemo-patients
1/3 of all HIV/AIDS
Genetic
Surgery
Infectious
Alcohol
Aging
The cause of PN is UNKNOWN to 4.4M patients
CAUSES
Diabetic (DPN) *PNF
Chemo (CIPN) **PNF
HIV
OTHER CAUSES
Idiopathic Neuropathy
SOURCE: The Foundation for Peripheral Neuropathy



more than
30M Americans suffer from PN

5% U.S. market alone would make WST-057 one of the top grossing drugs globally

| Indication | DPN* | CIPN** | Idiopathic*** |
|---|---|---|---|
| Prevalence | 18M | 7M | 4.4M |
| Price (annual) | | $3000 | |
| % Penetration (US) | | 5% of just U.S. market | |
| **Total Sales** | **$4.5B** | **$1.7B** | **$1.1B** |
| % Penetration (US) | | 100% of U.S. market | |
| Total Sales | $90B | $35B | $2.2B |
| Global Population | 50-70% of 537M | 66% of 18M new cases annually | unknown |

*IDF **WCRF ***PNF

# OPPORTUNITY

## UNMET NEED = OPPORTUNITY

Peripheral Neuropathy 101 | **Insufficient Current Standard of Care** | WST-057: A Novel & Proprietary MOA | Massive Opportunity *and* Expansion Potentiality

**0**

Number of approved drugs to prevent or reverse peripheral neuropathy

**Current solutions, at best, mask the problem, and at worst, cause more damage**

| | |
|---|---|
| Lifestyle adjustments<br>• Diet, physical therapy, healthy living | Only slows down nerve damage |
| Change or modify treatments<br>• Lower or change chemotherapy | Less effective chemo |
| Drugs or mechanical aids to treat symptoms<br>• Mask pain<br>• Damage continues<br>• Gabapentin, Lyrica, opiates | Addiction or side effects |

# SOLUTION

## BREAKTHROUGH SCIENCE IN REGENERATING PERIPHERAL NERVES


WinSanTor discovered inhibiting GPCR target increases mitochondrial homeostasis resulting in nerve growth and reduction in symptoms
Antagonists
PATENTED
Sensory Gain
Nerve Fiber Growth
Skin – nerve growth
Target:
G protein-coupled receptor (GPCR)
Cell Membr
AMPK pathway
Augmented Mitochondrial Function

# SOLUTION

## DEVELOPING A BREAKTHROUGH DRUG

Peripheral Neuropathy 101 | Insufficient Current Standard of Care | **WST-057: A Novel & Proprietary MOA** | Massive Opportunity *and* Expansion Potentiality

## WinSanTor = leading scientists gathered and funded (>$40M) to solve problem – now in PHASE 3

| BREAKTHROUGH SCIENCE | PROOF OF MECHANISM: DISEASE MODIFYING | Repurposed API | Safety | Reformulated |
|---|---|---|---|---|
| Novel MoA on nerve regeneration via increased mitochondrial activity | Preventing and reversing nerve damage | Previously approved in EU and Asia (unrelated indication) | 40yrs of systemic safety (oral pill) in millions of people | A proprietary topical reformulation |
| PATENTED | PATENTED | PATENTED | | WST-057 PATENTED |

* Employing *in vitro* and *in vivo* models of diabetic PN and chemotherapy-induced PN

# SOLUTION

## MULTIPLE PHASE 2 STUDIES COMPLETED (OVERVIEW)

Peripheral Neuropathy 101 | Insufficient Current Standard of Care | **WST-057: A Novel & Proprietary MOA** | Massive Opportunity *and* Expansion Potentiality

| | Completed Q4 2022 | Completed Q4 2021 | Completed Q2 2022 |
|---|---|---|---|
| Trial | **P1 multiple dose, safety, tolerability, and PK study**<br>Randomized, double-blind, placebo-controlled<br>Healthy volunteers (n=24)<br>14 days, QD | **P2a safety, tolerability, exploratory efficacy study**<br>Randomized, double-blind, placebo-controlled<br>T2DM patients with painful PN (n=46)<br>**6 months**, QD (low / high dose) | **P2a proof-of-concept study**<br>Randomized, double-blind, placebo-controlled<br>T2DM patients with painful PN (n=49)<br>**3 months** |
| Key conclusion | ✓ No appreciable differences between subjects treated with WST-057 and placebo<br>✓ All doses were safe and well tolerated with no SAEs nor drug discontinuation due to AEs | ✓ Dose dependent nerve (IENF) growth when compared to both baseline, as well as placebo (** p<0.001)<br>✓ Increased Sural Nerve Velocity (nerve health/function)<br>✓ All doses were safe and well tolerated with no SAEs | ✓ WST-057 shows significant reduction in scores for physical examination endpoints specific to early sensory predominant polyneuropathy<br>✓ All doses were safe and well tolerated with no SAEs |
| | | [illegible] | [illegible] |

**PHASE 2 RESULTS: (FIRST)**

- Nerve growth and repair (dose dependent)
- Improved sensitivity & strength
- quality of life improvement
- reduction of symptoms, including pain
- Increased activity and sleep
- Placebo group degenerated

No adverse affects observed.

# SOLUTION

## RESULTS - REGENERATING PERIPHERAL NERVES IN HUMANS



**PHASE 3**
**(initiated)**

Proceeding as FIRST:

- Disease-modifying treatment
- Regenerating/Repairing nerve damage
- Preventing/Reversing peripheral neuropathy


Click IMAGE to watch interview

If video does not work, please go to this URL:
https://vimeo.com/452771495/de1ec8758f

# SOLUTION

## TESTIMONIALS

Here's a good one for ya, we are going for our 1st nighttime walk in 6 years

****** had her punch biopsy test for Small Fiber Neuropathy last month and the results cam back normal. She no longer has SFN. That is truly unheard of and we attribute that to your medication.

Today 8:14 AM

***** just want to say thanks again for the help with ***** 's neuropathy. It's about 95% back. Been kinda stuck there for a while, maybe this is the way it's going to be. Haha. That topical must have worked. 🙏🙏👍👏

Jul 12, 2021

***** didn't use the cream consistently as she lost hope, but today she's feeling something for the first time in 5 years! She's going to keep going consistently now. 1:22 PM


I meant it. Wouldn't be here without y'all.

I meant to tell you that we vacationed in our *********************Island recently. I did all the driving 1700 kms each way. Going there 11 hours straight overnight stay then 6 ½ there. Coming back 2 overnight stays. three 6 hour shifts. Not bad for a ** year old with DPN. Not long ago couldn't drive and needed help getting into Uber for my trips to the WinSanTor Clinical Trial at University Health Network.

# SOLUTION

## BROAD OPPORTUNITY INTRODUCTION

| Peripheral Neuropathy 101 | Insufficient Current Standard of Care | WST-057: A Novel & Proprietary MOA | **Massive Opportunity *and* Expansion Potential (Globally)** |
|---|---|---|---|

- **Our market is GLOBAL**
- **>100** different types of PN
- **Affecting** 100s of Millions globally
- Painful diabetic neuropathy (PDN) only affects ~20% of DPN patients
- Affects all ages; mostly (>8%) 65+ years old report some degree of neuropathy
- Novel formulations & indications
- R&D on novel drugs

| Metabolic diseases | Drugs & Toxins | Infections | |
|---|---|---|---|
| **>250M WW**<br>50-70% of 537M diabetics | **>6M WW**<br>10M annual chemo patients<br>~2/3 will get neuropathy<br>~1/3 permanent neuropathy | **~12M WW**<br>30 of 4oM global HIV patients | **>>300M & Growing Globally** |
| **Genetic diseases** | **Sexual Sensory Disorder** | **Idiopathic Causes** | |
| **>2.5M WW**<br>Charcot-Marie-Tooth | **~13.2% of all adults WW**<br>~100% of all SSRI patients<br>Most elderly men & women | **~10M US**<br>Unknown cause<br>1/3rd of all PN patients | |

R&D on novel drugs

Sources: Clevelandclinic.org; Foundationforpn.org https://www.databridgemarketresearch.com/reports/global-chronic-inflammatory-demyelinating-polyneuropathy-cidp-market

# PIPELINE (PROGRESS)

## MULTIPLE INDICATIONS AND DEVELOPMENT OF NEW DRUGS

[redacted]

| | INDICATION | ENDPOINTS | Preclinical | Phase 1 | Phase 2 | Phase 3 |
|---|---|---|---|---|---|---|
| WST-O57 (topical) | Diabetic PN | IENF + QoL + Pain | | | COMPLETED | Phase 3 (2 arms) 250 patients (North America) 250 patients (Europe) 500 Total |
| WST-O57 (topical) | Painful Diabetic Neuropathy | Pain + IENF + QoL | | Fast Track Designation | COMPLETED | |
| WST-O57 (topical) | PK/PD | Final PK studies | | COMPLETED | | |
| WST-O57 (topical) | HIV-induced PN | Pain + IENF + QoL | | | Phase 2 | Chemo is still the 1st line against most cancers globally 2/3rds will get neuropathy |
| WST-O57 (topical) | Chemo-induced PN | Pain + QoL | | Fast Track Designation | Phase 2 | |
| WST-O57 (topical) | Sexual Sensory Disorder | Sensation + TTE | | | Phase 2 (start YE 2023) | Increased sensitivity/intensity |
| | G M P | | | | | |
| COMBI | Pain | Acute + Chronic Pain | Preclinical | | | |
| COMBI | Other | Extended Use | Preclinical | | | |

FIRST DISEASE MODIFYING

# STRATEGY

## INTELLECTUAL PROPERTY

Patents

Other Intellectual Property


SPECIFIC
BROAD
Trade Secrets
Branding
Marketing
Pricing
Partnerships
Distribution

3 families
20 issued

| | Status | Expiry |
|---|---|---|
| Compositions Formulations Combinations | PENDING | 2038+ |
| New Entities Biologics/Chemicals | R&D | |
| Compositions for PN Novel Uses | ISSUED | 2031+ |

- Methods And Compositions For Treatment Of Peripheral Neuropathies
  - Pub#: 20170027957
  - Filed: December 17, 2014
- Therapeutic Compositions For Diabetic Symmetrical Polyneuropathy
  - Pub#: 20130267506
  - Filed: October 24, 2011
- Topical Formulations For Treatment Of Peripheral Neuropathies
  - Pub#: 20220273671
  - Filed: March 24, 2020
- Compositions And Methods For Improving Sexual Sensory Disorders
  - App#: 2023010665
  - Filed: January 16, 2022

# STRATEGY (R.O.W)

## BUSINESS MODEL – PARTNERSHIP REVENUE (R.O.W.)

**Phase 3 preparation → engaging regional partners**

- Result-oriented licensing model
- Outcome-based financing (NDA & Sales)
- Payment of local clinical trials
- Sharing of results
- In discussion with companies in region

**Established licensing partners:**

**✓ Japan** — Exclusive License
Milestone Fees + royalties
(>$20M upfront fees)

**Korea** | **Europe**

**China** | **Canada** (seeking conditional approval) | **MENA**

**ANZ** | **SEA** | **LATAM**

# STRATEGY (United States)

## BUSINESS MODEL – DIRECT TO PATIENTS (U.S. ONLY)

WINSANTOR

From pharmacies to hospitals to insurance companies to distributors, many entities are involved in getting a medicine from the pharmaceutical company to the patient. Together, they make up the pharmaceutical supply chain. This chart depicts a typical route a medicine takes from drug manufacturer to patient, including the roles of multiple players that make up the process.

WinSanTor believes the future lies in more **transparent direct-to-patient** relationships (under prescription), bypassing middle-men at **reasonable** cost to system and patients.


Big Pharma Drug Manufacturer
Payers (Government, Employers, and Insurers)
Wholesalers & Government Distributors
Pharmacy Benefit Manager (PBM)
Hospital
Physician Office
Specialty/ Retail Pharmacy
Other Sites
Patients
Rebates
Reimbursement
Product Distribution
Direct to Consumer

WinSanTor | CONFIDENTIAL

# LEADERSHIP

## EXPERIENCED MANAGEMENT FOCUSED ON DRUG APPROVAL







| Stanley Kim | Andrew Albertson | Andrew Mizisin PhD | Harry Powell, MD | Angela Hansen BSc |
|---|---|---|---|---|
| CEO | CFO | CSO | CMO | SVP |

| Team | | |
|---|---|---|
| **Stanley Kim**<br>CEO / COB | Previous companies – SoftMax, (acq Qualcomm)<br>Emotient (acq. Apple) | **Companies/Team developed technologies now standards on most cellphones** |
| **Andrew Albertson**<br>CFO / Controller | Played integral role in IPO of ServiceNow | **14 years of experience in accounting & finance in tech, biotech and manufacturing** |
| **Harry Powell, MD**<br>CMO | Emeritus Professor - Pathology<br>UCSD School of Medicine | **Renowned authority in experimental neuropathology**<br>**Pioneer in developing diagnostics in peripheral neuropathy** |
| **Andrew Mizisin, PhD**<br>CSO | Emeritus Professor - Pathology<br>UCSD School of Medicine | **Renowned researcher in peripheral nerve degeneration**<br>**Heads preclinical development for WinSanTor** |
| **Angela Hansen, BSc**<br>SVP Program/Regulatory | Previously with several companies developing neuroscience products | **Spent 20 years in pharmaceutical/drug development operations** |

# LEADERSHIP

## THE LEADING ACADEMIC KEY OPINION LEADERS



**Vera Bril, MD, FRCPC**
University of Toronto
Professor
Medicine (Neurology)



**Carolina Casellini, MD**
East Virginia Medical School
Assistant Professor
Internal Medicine



**Rayaz Malik, MBChB, PhD**
Weill Cornell Medicine – Qatar
Professor
Medicine



**Ahmet Hoke, MD**
Johns Hopkins University
(Medicine)
Professor
Neurology/Neuroscience



**Nigel Calcutt, PhD**
UCSD
Professor
Pathology



**Angela Hansen, BSc**
WinSanTor
SVP
Regulatory/Programs



**Paul Fernyhough, PhD**
University of Manitoba
Professor
Pharmacology/Therapeutics



**Edward Clark Cullen, MD**
Sunstone Primary Care
Physician
Internal Medicine



**Nikhil Iyengar, MD**
Scottsdale Osborn Medical
Center Cardiologist



**Jonathan Scheff, MD**
Anthem Health
Former CMO



**Henri K. Parson, PhD**
East Virginia Medical School
Associate Professor
Internal Medicine

# LEADERSHIP

## BOARD OF DIRECTORS – LEADERS IN DISRUPTION



Stanley Kim



Jonathan Scheff
Reimbursement

Retired CMO

*builder*



Greg Simon
Patient/Governmen
t
Founder/Exec

*leader*



John Suh
Finance

Retired CEO

*disruptor*



Bill Molloie
Taxes/Finance

Retired China Head
Technology/Life Science

*educator*

# ROADMAP


Comps
2014
YEAR
2021
2023
2025
LYRICA
$5B sales
(2018)
HELIXMITH
$4.48B
Sangamo
$4.4B
Avg Biotech
PE Ratio**
77.3
Valuation Rise*
Biotech Life Cycle
Lead candidate ID'd
Preclinical work
Preliminary safety in humans
Proof of concept
safety/efficacy in humans
Statistically significant
efficacy in humans
THRESHOLD for
partnerships and larger
investments
WST
is Here
EXIT
1
EXIT
2
APPROVABLE
Blockbuster
Expanded Access (Compassionate Use)
up to $5M (2023)
Conditional Approval (Canada and Europe)
Post PH2 sales
Preclinical
Phase 1
Phase 2
Phase 3
Commercialization
**http://pages.stern.nyu.edu/~adamodar/New_Home_Page/datafile/pedata.html
*https://www.the-scientist.com/uncategorized/detailing-the-biotech-life-cycle-44906

# FINANCING

## COST AND SOURCES OF FINANCES


WST
is Here
EXIT
1
EXIT
2
No adverse effects
observed
PHASE 1
PHASE 2
PHASE 3
FDA
APPROVED

Past Funding

**>$60M Total Grants & Partnerships (non-dilutive)**

Including $35M in peer reviewed grants awarded based on innovation/results

ONLY $3.25M in investments

**Initiating**

- Initiating Phase 3
- Ongoing 3 Phase 2

**Completed**

- Japan License ($20+ upfront)*
- $14M awarded in Grants*
- Fast Track Designation
- Mftg for Phase 3

* revenue

**Phase 3/commercialization**
**$130M total (3 yrs)**
**($50M from investors)**

**Sources**

- International Licenses (revenue)
  - $50M (EU, Asia, MENA, LATAM)
- Investors (2023 $10M SAFE, 2024 ~ $40M)
- Public (IPO – 2025)
- Grants
- Possible Sales (Conditional Approval + EAP) (2023 - $2M, 2024 - $30M)

# FINANCING


INVESTMENTS & REVENUE
WST is Here
PH3 POC
EMA APPROVED
IPO
FDA APPROVED
PHASE 3
Q2 2023
Q3 2024
Q4 2025
$50M partnerships
REGIONAL EXCLUSIVE LICENSE
Milestones and royalties
$50M investments
CURRENT ASK
• $10M SAFE
• 20% discount
• $500M cap*
EQUITY INVESTMENTS
$40M (valuation TBD)
$30M revenue
$130M total
EXPANDED ACCESS
• $5M
CONDITIONAL APPROVAL
• $25M
• Europe & Canada
*Comparables
$2.1B IPO Acelyrin (2023)
$4.4B NPV Sangamo
$4.8B IPO Helixsmith

# FINANCIALS

## BUSINESS GROWTH


Revenue (in millions)
License
Grants
Services
1.7
100%
421%
7.2
16%
69%
166%
12.0
13%
83%
468%
56.4
1%
98%
FY 2020
FY 2021
FY 2022
FY 2023 E

- Forecast $50M in license revenue in 2023 prior to start of Phase 3

Close Strategic License Deals in 2023 & 2024 to funds Phase 3 trials

Public or Private Raise of $50-75M in 2024-2025 to fund rest of Phase 3 and commercialization along with potential investor liquidation

EU/Canada Go-to-Market in 2025

US Go-to-market by Q1 2026


Revenue
Expenses
CF
1,400
1,200
1,000
800
600
400
200
-
(200)
2023
2024
2025
2026
2027

# FINANCIALS

## USE OF FUNDS (2023-2025)

(in thousands)

R&D Staff

| Forecasted Annual Spend by Category ($ in Thousands) | | | |
|---|---|---|---|
| 2023 | 2024 | 2025 | Total |
| 2,843 | 5,178 | 5,951 | 13,972 |

| Category | | | | |
|---|---|---|---|---|
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Clinical | 7,939 | 37,422 | 34,981 | 80,342 |
| Regulatory | 962 | 280 | 1,665 | 2,907 |
| Toxicology | 2,006 | 1,769 | 2,507 | 6,283 |
| Drug Manufacturing | 3,202 | 3,897 | 7,543 | 14,641 |
| **Total R&D Spend** | **16,952** | **48,547** | **52,648** | **118,146** |
| G&A | 3,870 | 5,862 | 5,993 | 15,725 |
| **Total Spend** | **20,821** | **54,409** | **58,641** | **133,871** |

| Category | Percent of Total Annual Spend by Category | | | |
|---|---|---|---|---|
| | **2023** | **2024** | **2025** | **Total** |
| R&D Staff | 14% | 10% | 10% | 10% |
| Clinical | 38% | 69% | 60% | 60% |
| Regulatory | 5% | 1% | 3% | 2% |
| Toxicology | 10% | 3% | 4% | 5% |
| Drug Manufacturing | 15% | 7% | 13% | 11% |
| **Total R&D Spend** | **81%** | **89%** | **90%** | **88%** |
| G&A | 19% | 11% | 10% | 12% |
| **Total Spend** | **100%** | **100%** | **100%** | **100%** |

# MEDIA SOURCES

## WINSANTOR CONQUERING DPN



Click **HERE** to watch video

If video does not work, please go to this URL:
https://vimeo.com/262769761

## PATIENT INTERVIEWS


Click HERE to watch interview

If video does not work, please go to this URL:
https://vimeo.com/452771495/de1ec8758f


Click HERE to watch interview

If video does not work, please go to this URL:
https://vimeo.com/853201976/b581376817?share=copy

# VALUE PROPOSITION

WST-057 is potentially the first and only disease modifying treatment:

- ✓ A novel proprietary MoA for nerve repair and regrowth
- ✓ The first and only drug clinically showing prevention & reversal of peripheral nerve damage
- ✓ The API is a repurposed drug with ~40 years of systemic safety
- ✓ API was previously sold in EU and Asia (potential for accelerated approval in same countries)
- ✓ An established safety profile in millions of people
- ✓ A proprietary topical reformulation



- ✓ P3-ready in diabetic PN (and multiple P2 in secondary indications)
- ✓ FDA fast track designation for painful diabetic neuropathy
- ✓ Affordable – Opportunity to develop for global market

Sources: Globenewswire.com

*My name is Vern D Reynolds and I am both a physician and a pharmacist as well as an entrepreneur. I have been exposed to this disease as well as the millions of patients who suffer from this. I woukd [sic] over to be part of the team who may be on the cutting edge of improvement of this illness. Excited and eager for what this company may unfold*

*My wife developed chronic regional pain syndrome after trauma from a nerve block. I saw how much pain she was in, and hope that you are successful in creating this treatment.*

*Thank you for extraordinary efforts into the area of peripheral neuropathy, I currently suffer from this issue. I am an healthy individual but this nerve pain in my thigh has affected my quality of life. I am looking forward to a successful drug approval in US that I can use one day and making money from this investment at the same time. Wish you all the best, Thanks P*

*Hello Braintrust, Unfortunately 18.5 years ago I was driven into the back of a cement truck in South Africa. Because I survived I have lived with constant neuropathy that has brought me nothing but pain. The more active I am the more pain I experience. I hope WinSanTor [sic] is able to not only bring a product to market successfully that eliminates the suffering of millions of neuropathy sufferers like me, improving our quality of life and overall health while making us all a nice healthy profit. Keep up the good work and if I can be a lab rat let me know.*

# WINSANTOR

*Dear WinSanTor Team.. I'm suffering from diabetes myself. Really hope your research for this treatment will be successful. Thank you for giving us a hope for DPN.*

*Hello, My name is Tony. My wife and I are excited to follow the progress of this new company! I also have neurothropy [sic].*

Info@winsantor.com

*Stanley, Nigel, Paul, Lakshmi - my daughter experienced neuropathy during chemo to treat osteosarcoma. Fortunately it abated and she is done with her chemo. I am hopeful you will be successful in getting this to market. My career has focused on strategy and growing businesses, however the bulk of my work is in financial services. Happy to help in any way possible beyond my modest investment. Best wishes, Kyle*

*Hi, I'm Vince. I want to let you know that I am onboard with you on this journey with your passion and caring hearts to bring relief to the millions of innocent Americans and others worldwide suffering from this dangerous disease. Thank you. My thumbs up to you and I know you will make it.*

*Hello I'm Marte and I'm happy to be an investor in such a worthwhile cause as relieving the suffering of million in DPN.*